

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-mail
Gail Makode
Senior Vice President, General Counsel and Secretary
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

>   **Re: Integrated Electrical Services, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 21, 2013**
>   **File No. 333-186786**

Dear Ms. Makode:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please register the preferred stock purchase rights as separate securities in the fee table.

Prospectus Summary, page 7

2. Please revise your prospectus summary to include the key aspects of the offering. See Instruction to Item 503(a) of Regulation S-K.

Selling Stockholders, page 14

3. We note that Jeffrey L. Gendell is listed in your Definitive Proxy Statement filed on December 28, 2012 as the beneficial owner of 8,562,409 shares representing 55.6% of

the total shares outstanding. Please advise why Mr. Gendell is listed as the beneficial owner of only 7,916 shares in the Form S-1.

Signatures

4. Please include the signature of your controller of principal accounting officer. See Instruction 1 to Signatures on Form S-1.

Exhibits

5. Please file all agreements that are required to be filed with a Form S-1 pursuant to Item 601 of Regulation S-K. We note, for example, that you have not included the material contracts as required by Item 601(b)(10). This is just one example. Please revise accordingly.

6. We note that you plan to file the Form of Underwriting Agreement by amendment. Because this is not an underwritten offering, this does not appear to be applicable. Please advise.

Exhibit 5.1

7. Please have counsel revise its legal opinion to cover the preferred stock purchase rights and opine that these are the binding obligations of the company. See Item 601(b)(10) of Regulation S-K and Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: G. Michael O'Leary, Esq. (*via E-mail*)
        Andrews Kurth LLP